Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christopher R. Bellacicco, Esq.

Re:	Redwood Enhanced Income Corp.

Registration Statement on Form 10

File Number: 000-56413

Ladies and Gentlemen:

On behalf of Redwood Enhanced Income Corp. (the “Company”), transmitted for filing as EDGAR correspondence are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided to Kim Kaufman, Esq. by Christopher R. Bellacicco of the Staff by letter dated May 2, 2022 with respect to the Company’s Registration Statement on Form 10 filed with the Commission on April 1, 2022 (the “Registration Statement”). For the convenience of the Staff, these comments have been restated below in their entirety. We have discussed the Staff’s comments with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Company.

The Company intends to file Amendment No. 1 to its Registration Statement on or about May 24, 2022 (the “Amendment”). In addition to revisions made in response to Staff comments set forth herein, the Company will include its unaudited financial statements for the period ended March 31, 2022 in the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

LEGAL COMMENTS

Page 2 – EXPLANATORY NOTE

1.	Staff Comment: This section describes certain provisions of the Exchange Act to which the Company will be subject. Please clarify that the Company will be subject to the proxy rules in Section 14 of the Exchange Act and that the Company, directors, officers, and principal shareholders will be subject to the reporting requirements of Sections 13 and 16 of the Exchange Act.

Response: The following language will be added to the Amendment: “Upon the effectiveness of this Registration Statement, we also will be subject to the proxy rules in Section 14 of the Exchange Act, and we and our directors, officers and principal stockholders will be subject to the reporting requirements of Sections 13 and 16 of the Exchange Act.”

2.	Staff Comment: Please add a section with bullet points and in bold font that highlights the risks of investing in the Company, such as the following:

Investing in our Company may be considered speculative and involves a high degree of risk, including the following:

•	The Company’s common stock is not currently listed on an exchange, and it is uncertain whether a secondary market will develop.
•	Repurchases of common stock by the Company, if any, are expected to be very limited.
•	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.
•	Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
•	The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
•	The privately-held companies and below-investment-grade securities (“junk” bonds) in which the Company will invest will be difficult to value and are illiquid.
•	Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.
•	The Company will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

Response: The following language will be added to the Amendment:

Investing in the Company’s common stock may be considered speculative and involves a high degree of risk, including the following:

•	The Company does not intend to list its common stock on any securities exchange for what may be a significant time, and it does not expect a secondary market for such common stock to develop.
•	An investment in the Company’s common stock is not suitable for investors who might need access to the money they invest in the foreseeable future.
•	Investors should not expect to be able to sell their common stock, regardless of how the Company performs, and, as a result, will be unable to reduce their exposure to the Company during any market downturn.
•	The Company will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.
•	The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

2

•	An investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
•	The Company’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to investors through distributions will be distributed after payment of fees and expenses.
•	The Company has elected to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

Page 3 – FORWARD-LOOKING STATEMENTS

3.	Staff Comment: In listing the factors that may cause actual results to differ materially from the Company’s forward-looking statements, please consider including a statement regarding the discontinuation of LIBOR and transition to new reference rates.

Response: The Amendment will be revised accordingly.

Page 8 – Geography

4.	Staff Comment: Please consider revising the first sentence, which states, “As a BDC, 70% of the Company’s investments will be in U.S. companies.” As written, it suggests that a BDC’s qualifying assets must be in U.S. companies and the investments will constitute exactly 70% of the Company’s investments.

Response: The referenced disclosure will be revised as follows in the Amendment: “As a BDC, the Company intends to maintain at least 70% of its total assets in private U.S. companies in compliance with the applicable provisions of the 1940 Act.”

Page 8 – Contribution Transaction

5.	Staff Comment: It appears that the Company has purchased investments by issuing a contingent note that is payable upon satisfying certain conditions. Please supplementally explain what will happen if the conditions are not satisfied. For example, if the Company does not receive aggregate subscriptions of $50,000,000 or greater, will it be excused from any payment obligations under the note? Please also explain how the contingent note transaction (including cross trade from affiliated private funds) complies with the 1940 Act. Additionally, please explain how the contingent note is valued.

Response: The Company has advised us that the contingency for each note has been satisfied, and each note was repaid as contemplated. Had the contingency not been satisfied, no note would have been repayable, but in accordance with the terms of each note the Company would have undertaken to cease to be a BDC and, subsequent to this, sell the assets purchased with such note back to the private fund.

With respect to 1940 Act compliance, for the reasons set forth below, the Company believes that the issuance of each contingent note and the purchase of assets with its proceeds complied with both Section 18, as modified by Section 61, and Section 57 of the 1940 Act.

3

Section 18—Section 18, as modified by Section 61, requires that the Company maintain an asset coverage ratio of 150%, which generally contemplates a ratio of liabilities representing indebtedness to equity of 2:1. For GAAP purposes, no note gave rise to a liability until such time as the contingencies related to each note were fulfilled. These contingencies included a requirement that the Company have proceeds from the sale of its common stock in its custody account in an amount of at least $50,000,000, which was sufficient equity to meet the asset coverage requirements for the notes. This approach is consistent with the principles of Section 18, which is designed to prevent excess risk taking/leverage by a BDC, as in no event would the Company ever have an obligation to make a repayment that would affect BDC shareholders until such time as it has sufficient assets to do so. Further the Company would not (and did not) commence operations until hitting this asset threshold, so it had no other obligations that could lead to it not meeting its repayment obligation upon drawing the subscriber capital.

Section 57—The issuance of each contingent note and the related purchase of assets with their proceeds from an affiliated private fund both occurred prior to the election of BDC status by the Company. Consistent with both the plain language of Section 54(a) and long established precedent, prior to a BDC election, the Company was no different from any other private fund and was not subject to the affiliated transaction restrictions of Section 57(a). Additionally, the contingent notes themselves are unsecured loans, which are permitted even post-BDC status by Section 57(a).

As noted above, as the notes themselves were contingent, the liability to the Company was valued at zero.

Page 9 – Investment Advisory Agreement

6.	Staff Comment: Please add to this section a fee table that conforms to the requirements of Item 3 of Form N-2. Such disclosure will be helpful to investors.

Response: The Company notes that it is not subject to the requirements of Item 3 of Form N-2 and believes that the fee and expense disclosure provided to investors as part of its private placement memorandum is reasonable and appropriate. Accordingly, the Company respectfully declines to make the requested revision in the Amendment.

7.	Staff Comment: Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ $ $ $ .” Such disclosure will be helpful to investors.

Response: The Company notes that it is not subject to the requirements of Item 3 of Form N-2 and believes that the fee and expense disclosure provided to investors as part of its private placement memorandum is reasonable and appropriate. Accordingly, the Company respectfully declines to make the requested revision.

Page 9 – Base Management Fee

8.	Staff Comment: The penultimate sentence of this section refers to share repurchases. Please describe the process for and any limitations around share repurchases. Please confirm that the process will comply with the applicable federal securities laws.

4

Response: The Company does not currently intend to repurchase its shares and, accordingly, does not believe that detailed disclosure as to a repurchase process is required or helpful to potential investors. Should the Company determine to offer to repurchase its shares, it will provide disclosure to investors through tender offer documentation in accordance with Rule 13e-4 under the Securities Exchange Act of 1934. The Company confirms, however, that any repurchase process will comply with the applicable federal securities laws.

Page 17 – Expenses

9.	Staff Comment: The fourth-to-last sentence of this paragraph, which begins “The Adviser has agreed to limit . . .” appears to repeat the first sentence of this paragraph. Please consider deleting.

Response: The referenced language will be revised as follows in the Amendment:

The Adviser has agreed to limit, indefinitely, the amount of Specified Expenses (defined below) borne by the Company to an amount not to exceed 0.25% per annum of the greater of (i) the Company’s aggregate capital commitments (“Capital Commitments”) and (ii) the Company’s net assets, at the time of determination (the “Expense Cap”)…~~The Adviser has agreed to limit, indefinitely, the amount of Specified Expenses (as defined herein) borne by the Company to an amount not to exceed 0.25% per annum of the greater of (i) the Company’s aggregate Capital Commitments and (ii) the Company’s net assets, at the time of determination (the “Expense Cap”).~~

10.	Staff Comment: After the last two sentences of this page, please add disclosure stating that such waivers are not subject to future reimbursement.

Response: The following disclosure will be added to the Amendment: “Such waivers are not subject to future reimbursement by the Company.”

Page 20 – Qualifying Assets

11.	Staff Comment: The final sentence of this section refers to the Company’s consolidated subsidiaries. Please respond, in an appropriate location in the prospectus, to the following comments regarding any primarily controlled entity that engages in investment activities in securities or other assets. A primarily controlled entity is an entity that the Company controls, as defined in Section 2(a)(9) of the Investment Company Act of 1940, as amended (“1940 Act”), and for which the Company’s control of the entity is greater than that of any other person.

a.	Disclose that “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company.
b.	Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary, so that the Company treats the subsidiary’s debt as its own for purposes of Section 61.
c.	Disclose that each investment adviser to the subsidiaries complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15, as it applies through Section 59) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.

5

d.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Identify the custodian of the subsidiary, if any.
e.	Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a company that invests in a subsidiary should reflect aggregate operations of the company and the subsidiary.
f.	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Company. If not, please explain why not.
g.	Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.
h.	Confirm that if a subsidiary is not organized in the United States, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
i.	For any wholly-owned subsidiary of the Company, please confirm that a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Company discloses and a subsidiary’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response: The language in this section, referred to by the Staff, is merely descriptive of how the Company would test compliance with the 70% qualifying asset test for BDCs under the 1940 Act. As a newly-organized entity, the Company does not currently have any consolidated subsidiaries or any other primarily-controlled entity, and believes the disclosure in the Registration Statement is appropriate and complete.

Page 21 – Co-Investments

12.	Staff Comment: Please confirm whether any investors in the Company (or affiliates of such investors) will invest in co-investment vehicles (whether on a fee or fee-free basis) that will co-invest alongside the Company. Please describe such co-investment vehicles and the allocation process pursuant to which such vehicles will co-invest alongside the Company. If not applicable, please confirm this situation will not occur.

Response: The Company confirms that investors in the Company (or their affiliates) are not offered co-investment opportunities alongside the Company.

Page 34 – Summary Risk Factors

13.	Staff Comment: Please consider providing the summary risk factors earlier in the prospectus, rather than on pages 34-35.

Response: The Company respectfully declines to make this change, as the current disclosure is consistent with the requirements of Form 10.

6

Page 35 – Company Operations

14.	Staff Comment: Please add risk disclosure regarding the cost of Exchange Act reporting and the valuation of portfolio securities.

Response: Risk disclosure regarding the valuation of portfolio securities can be found under “The majority of the Company’s portfolio investments will be recorded at fair value as determined in good faith by the Board of Directors and, as a result, there could be uncertainty as to the value of its portfolio investments” and “A majority of the Company’s investments will be fair valued.” The following disclosure will be added to the Amendment under “Offering/Common Stock Risks”:

The Company incurs significant costs as a result of being registered under the Exchange Act.

The Company incurs legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act and other rules implemented by the SEC.

15.	Staff Comment: Please add disclosure regarding cybersecurity risks.

Response: The following disclosure will be added to the Amendment under “Management Risks”:

The Company is subject to risks associated with communications and information systems.

The Company depends on the communications and information systems of the Adviser and its affiliates as well as certain third-party service providers. As these systems became more important to the Company’s business, the risks posed to these communications and information systems have continued to increase.  Any failure or interruption in these systems could cause disruptions in the Company’s activities. In addition, these systems are subject to potential attacks, including through adverse events that threaten the confidentiality, integrity or availability of the Company’s information resources. These attacks, which may include cyber incidents, may involve a third party gaining unauthorized access to the Company’s communications or information systems for purposes of misappropriating assets, stealing confidential information related to the Company’s operations or portfolio companies, corrupting data or causing operational disruption.  Any such attack could result in disruption to the Company’s business, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to the Company’s business relationships, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

7

Page 37 – The Company is subject to regulatory restrictions on its ability to raise additional capital.

16.	Staff Comment: The disclosure in the first paragraph of this section notes that Company may issue preferred securities. Please confirm that the Company will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk and fee table (e.g., dividend expenses) disclosure.

Response: The Company confirms that it will not issue preferred shares within one year of the commencement of its operations.

Page 40 – The Company may have difficulty paying its required RIC distributions if it recognizes income prior to, or without, receiving cash representing such income.

17.	Staff Comment: This section discusses certain risks associated with original issue discount (“OID”) and payment-in-kind (“PIK”) interest. Please include disclosure regarding additional risks to which investors will be exposed with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

a.	the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
b.	market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;
c.	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and
d.	use of PIK and OID securities may provide certain benefits to the Adviser, including increasing management fees and incentive compensation.

Response: The requested disclosure will be added to the Amendment.

Page 43 – The Company’s investments will include secured debt, which involves various degrees of risk of a loss of capital.

18.	Staff Comment: In the second paragraph, disclosure refers to a first lien senior secured loan. To the extent the Company will invest in unitranche loans, please include the applicable risk disclosures.

Response: As the Company is permitted to, and may, invest in unitranche loans, the applicable risk disclosure will be added to the Amendment.

Page 44 – The Company is subject to risks associated with the current interest rate environment and, to the extent it uses debt to finance its investments, changes in interest rates will affect its cost of capital and net investment income.

19.	Staff Comment: The third paragraph of this section states that “A general level of interest rates typically will lead to higher interest rates applicable to the Company’s debt investments…” Please clarify, as this sentence is unclear.

Response: The Company believes that the disclosure is clear as currently written. The Company refers the Staff to the latter disclosure in the third paragraph that states that most of the loans that the Company intends to own will be adjustable or floating rate loans, meaning that an increase in interest rates will lead to higher interest payments and an increase in the Company’s net assets and investment income.

8

Page 48 – The Company’s failure to make Follow-On Investments in its portfolio companies could impair the value of its portfolio.

20.	Staff Comment: The second sentence of the final paragraph on this page states “‘Follow-on Investments’ shall mean an additional investment by the Company in a company (a) in which the Company is currently invested or has committed capital in accordance with (ii) above or. . . .” Please clarify the reference to “(ii) above,” as it is unclear to what this is referring.

Response: The referenced disclosure will be revised in the Amendment as follows: “‘Follow-on Investments’ shall mean an additional investment by the Company in a company (a) in which the Company is currently invested or has committed capital in accordance with ~~(ii)~~ the second bullet point above or...”

Page 51 – Investors in shares of the Company’s common stock may fail to fund their Capital Commitments when due.

21.	Staff Comment: Please disclose in an appropriate location what happens to investors who fail to fund their Capital Commitments when due.

Response: The following disclosure will be added to the Amendment as a new third paragraph under that section:

In addition to all legal remedies available to the Company, failure by an investor to fund a capital contribution to purchase shares (each such purchase, a “Drawdown Purchase”) after receiving a Drawdown Notice will (following a cure period of five calendar days after the Drawdown Date) result in that investor being subject to certain default provisions set forth in that investor’s Subscription Agreement. Defaulting investors may also forfeit their right to participate in purchasing additional shares on any future Drawdown Date and may automatically have one-third of their shares forfeited and allocated to the other stockholders.

Page 56 – Organization and Offering Costs

22.	Staff Comment: For the initial organization and offering costs in excess of $1.0 million that the Company will bear, please explain how these costs will be allocated to shareholders who invest in subsequent closings? For example, is there a true-up mechanism for capital calls such that capital is called from shareholders participating in subsequent closings to catch up to shareholders participating in the initial closing?

Response: The Company’s initial organization and offering costs were not in excess of $1.0 million.

23.	Staff Comment: Please clarify what are “initial organization” and offering costs. Could the Adviser be responsible for an amount less than $1 million even if organization and offering costs exceed $1 million?

9

Response: Initial organization and offering costs are calculated and accrued consistent with U.S. GAAP guidance, including ASC 720-15-25 and ASC 946-20-25. As discussed, such costs did not exceed $1.0 million.

24.	Staff Comment: Please disclose that the initial organization and offering costs up to $1.0 million borne by the Adviser will not be subject to reimbursement by the Company.

Response: The requested revision will made in the Amendment.

Page 62 – Quantitative and Qualitative Disclosures About Market Risk

25.	Staff Comment: The first sentence of the second paragraph of this section states “the Company’s borrowings are expected to largely be at floating interest rates based on LIBOR.” Please confirm that this is correct in light of the discontinuation of LIBOR.

Response: The Company’s borrowings are not expected to be based on LIBOR, but rather will be based on various alternative benchmark rates (e.g., SOFR and SONIA), plus an applicable margin spread. The Amendment has been revised accordingly to remove that disclosure. A summary of the Company’s credit facility will be added under Contractual Obligations and a copy of the facility agreement will be filed with the Amendment.

Page 68 – Potential Conflicts of Interest

26.	Staff Comment: Please confirm whether the Company, the Adviser or its affiliates entered into side letters, strategic agreements or similar agreements with investors in the Company (or affiliates of such investors) whereby such investors will be granted preferential rights that are not otherwise granted to all investors in the Company. Please describe such rights and provide an analysis as to how the grant of such rights complies with the 1940 Act.

Response: Neither the Company nor the Adviser or its affiliates generally intends to enter into any side letters, strategic arrangements or similar agreements with investors in the Company. The Company and the Adviser have agreed to provide an investor, that is a “governmental body” under local law certain disclosure rights to permit the investor to comply with its public disclosure obligations under applicable law. Those disclosure rights do not provide the investor with any additional rights inconsistent with Section 18 of the 1940 Act.

Page 72 – Capital Stock

27.	Staff Comment: Please disclose in an appropriate location, that the Company will conduct the initial offering price and subsequent drawdown offering prices subject to Section 23(b) of the 1940 Act. Additionally, please disclose in an appropriate location that any investors who closed on capital commitments following the initial closing will bear their pro rata portion of the initial organization and offering costs as applicable.

Response: The following disclosure will be added to the Amendment under Item 10: Recent Sales of Unregistered Securities: “In connection with future capital calls and the issuance of additional sales of our common stock, for each Drawdown Date and each Catch-up Date, the price per share will equal the Company’s then-current net asset value per share as of the end of the most recently completed calendar quarter prior to the applicable Drawdown Date or Catch-up Date, subject to the limitations of Section 23 of the 1940 Act (which generally prohibits the Company from issuing shares at a price below the then-current NAV per Share, as determined as of a time within 48 hours, excluding Sundays and holidays, next preceding the time of such determination).”

10

Page 72 – Common Stock

28.	Staff Comment: Does the Company have a term upon the end of which the Company must wind down if, for example, a liquidity event has not occurred?

Response: The following disclosure will be added to the Amendment under a new heading “Term of Company” under Item 11: “The Board of Directors may contemplate a Liquidity Event for investors on or before the 7-year anniversary of the Initial Closing, subject to each individual investor’s decision to participate. Such 7-year period may be extended by the Company’s Board of Directors, in its sole discretion, for up to two additional one-year periods. If the Company does not complete a Liquidity Event in the required timeline, the Company’s Board of Directors will use its commercially reasonable efforts to wind-down or liquidate and dissolve the Company.”

Page 73 – Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

29.	Staff Comment: The final sentence on this page indicates that the Company has entered into an agreement with each of its directors and certain of its officers that provides for the maximum indemnification permitted under the 1940 Act. Please include this indemnification agreement as an exhibit to the registration statement, as the staff believes that this is a material contract that should be provided in accordance with Item 601(a) of Regulation S-K.

Response: A form of Indemnification Agreement will be filed as an exhibit to the Amendment.

Page 76 – Approval of extraordinary corporate actions; amendment of charter and bylaws

30.	Staff Comment: This section states that “The Company’s charter also provides that the affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter is required in order to . . . (v) any transaction between us and a person, or group of persons, that is entitled to exercise 10% or more of the voting power in the election of directors.” Please clarify (v), as it appears that a word of phrase is missing.

Response: The referenced disclosure will be revised as follows in the Amendment:

“The Company’s charter also provides that the affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter is required in order to … (iv) ~~the~~ approve any merger, conversion, consolidation, share exchange or sale or exchange of all or substantially all of its assets that the Maryland General Corporation Law requires be approved by our stockholders and (v) approve any transaction between us and a person, or group of persons, that is entitled to exercise 10% or more of the voting power in the election of directors.”

Page 78 – Forum selection

31.	Staff Comment: The final sentence of this section states that “The Company’s bylaws further provide that none of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Company consents in writing to such court.” Please add disclosure indicating this means that shareholders may have to bring suit in an inconvenient and less favorable forum.

11

Response: The following disclosure will be added to the Amendment: “In addition, shareholders may have to bring suit in a forum that they view as otherwise inconvenient or less favorable.”

Page 79 – Exhibit 10.6 – Form of Subscription Agreement

32.	Staff Comment: Section 24(b) of the Form of Subscription Agreement states:

UNLESS OTHERWISE AGREED BY THE [COMPANY] IN WRITING, THE INVESTOR AND THE [COMPANY] IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTION OR PROCEEDING BROUGHT BY OR AGAINST THE [COMPANY], THE ADVISER (OR THEIR RESPECTIVE PARTNERS, MEMBERS, MANAGERS, OFFICERS, PRINCIPALS, DIRECTORS, EMPLOYEES, AGENTS, CONSULTANTS OR AFFILIATES, IN THEIR CAPACITY AS SUCH OR IN ANY RELATED CAPACITY) OR THE [COMPANY], IN ANY WAY RELATING TO THE [COMPANY], THIS AGREEMENT OR ANY [COMPANY] DOCUMENTS.

Please disclose in an appropriate location in the registration statement that investors waive the right to a jury trial.

Response: The following disclosure will be added to Item 11 in the Amendment:

Waiver of Jury Trial

Pursuant to the Subscription Agreement, shareholders waive the right to a jury trial in connection with any action or proceeding brought by or against the Company, the Adviser (or their respective partners, members, managers, officers, principals, directors, employees, agents, consultants or affiliates, in their capacity as such or in any related capacity) or the Company, in any way relating to the Company, the Subscription Agreement or any Company documents.

ACCOUNTING COMMENTS

Page 10 – Incentive Fee

1.	Staff Comment: Please consider modifying the incentive fee GAAP accrual disclosure included at the bottom the page, which reads “If such amount is negative, then there is no accrual for such year,” to recognize that the accrual may also be reduced in certain circumstances.

Response: The referenced disclosure has been revised as follows: “If such amount is negative, then there is either no accrual for such year or a reduction in prior accruals for changes in net unrealized capital appreciation and depreciation.”

12

Page 61 – Contractual Obligations

2.	Staff Comment: Please enhance the disclosure in this section to provide additional details about the facility agreement, including commitment amount, compensation paid (directly or indirectly) to affiliates of the Adviser and the facility end date.

Response: A discussion of the Company’s credit facility will be added to the Amendment under this section, and a copy of the agreement will be filed as an exhibit thereto.

3.	Staff Comment: Please file, by means of a pre-effective amendment, a supplemental schedule of investments prepared in accordance with the requirements of Rule 12-12 of Regulation S-X detailing the portfolio investments that the Company is conditionally obliged to purchase pursuant to any facility agreement.

Response: The assets in question were purchased on April 1, 2022 on a non-contingent basis. There were and are no contingent purchases and accordingly we do not believe this disclosure is required.

4.	Staff Comment: Please clarify, citing applicable U.S. GAAP, Regulation S-X and other accounting guidance, if the Company’s acquisition of assets from its affiliated private fund entities constitute all or substantially all of the assets of one or more of such affiliated entities, and consequently, a fund acquisition(s) pursuant to Rule 6-11 of Regulation S-X.

Response: The Company’s acquisition of assets from its affiliated private fund entities does not constitute all or substantially all of the assets of any of such affiliated entities, and consequently, a fund acquisition(s) pursuant to Rule 6-11 of Regulation S-X (i.e., less than 20% of each affiliated entity).

The Company acquired assets from a number of other funds that constituted between less than 0.76% to approximately 6% of such funds' assets (measured on a fund-by-fund basis). In accordance with Regulation S-X 6-11(a)(2), whether an acquisition constituted "substantially all" of the assets of an entity is inherently a facts and circumstances based analysis, even the top of this range at approximately 6% represents materially less than amounts used in practice when applying SEC rules or US GAAP (such as business combinations, leases, and revenue recognition, etc.) as constituting an acquisition of substantially all of the assets of an entity in other contexts. We believe that none of these assets acquired are deemed to be fund acquisitions under Regulation S-X 6-11.

We further note that, in circumstances where the acquired assets constitute a material portion of the purchasing fund, but not the selling fund, the SEC explicitly recognized in the adopting release for the 2020 amendments to Regulation S-X 6-11 that disclosure should not be included ("We have also removed language that suggests acquired fund financial disclosure would be required if the registrant acquired a non-substantial portion of another fund’s portfolio investments that would constitute all or substantially all of the initial assets of the registrant." SEC Rel. No. 33-10786 at pp. 137-138).

*     *     *     *     *

Very truly yours,

/s/ Nicole M. Runyan

Nicole M. Runyan

13